SECURITIES EXCHANGE COMMISSION

                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 0 )


                          AMCAST INDUSTRIAL CORPORATION
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                December 24, 2001
             (Date of Event Which Requires Filing of this Statement)

               Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                  023395106
                                 (CUSIP NUMBER)

1)        Name of Reporting                      Pioneer
          Person                                 Global Asset
                                                 Management

          IRS Identification
          No. of Above

2)        Check the Appropriate Box              (a)
          of A Member of  Group
          (See Instructions)                     (b)

3)        SEC Use Only

4)        Citizenship of Place of
          Organization                           Milan,Italy

          Number of                              (5)  Sole Voting       513900
          Shares                                 Power
          Beneficially Owned                     (6)  Shared Voting     0
                                                 Power
          by Each Reporting
          Person With                            (7)  Sole Dispositive  513900
                                                 Power

                                                 (8)  Shared  Disposi-   0
                                                 tive Power
9)        Aggregate Amount Beneficially          513900
          Owned by Each
          Reporting Person

10)       Check if the aggregate
          Amount in Row  (9) Exclude Certain
          Shares (See
          Instructions)

11)       Percent of Class Represented
          By Amount in Row 9.                    5.99%

12)       Type of Reporting
          Person (See Instructions)              00

Item 1(a)         Name of Issuer.

                  AMCAST INDUSTRIAL CORPORATION

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  AMCAST INDUSTRIAL CORPORATION
                  7887 Washington Village Drive
                  Dayton,  OH   45459

Item 2(a)         Name of Person Filing:

                  Pioneer Global Asset Management S.P.A.

Item 2(b)         Address of Principal Business Office:

                  Galleria San Carlo 6
                  20122 Milan, Italy

Item 2(c)         Citizenship:

                  Milan, Italy
                  Pioneer Global Asset Management S.P.A

Item 2(d)         Title of Class of Securities:.

                  Common Stock

Item 2(e)         CUSIP Number:

                  023395106

Item 3. The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  Inapplicable

Item 4.  Ownership.

(a)        Amount Beneficially Owned:                                  513900

(b)        Percent of Class:                                           5.99%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             513900

         (ii)     shared power to vote or to direct vote               0

         (iii)    sole power to dispose or to direct disposition of    513900

         (iv)     shared power to dispose or to direct disposition     0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                  December 24, 2001
                  Date




                  /s/Cario Frigerio
                  Chief Executive Officer